Exhibit 99.1

Jaguar Mining Retains Gordon J. Babcock as Chief Operating Officer

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, Dec. 11, 2012 /CNW/ - Jaguar Mining Inc. ("Jaguar" or "the Company") (JAG: TSX/NYSE) today announced that Gordon J. Babcock has been retained as Chief Operating Officer for the Company.  Mr. Babcock, a professional engineer with over 32 years of mining experience, will assume responsibility for all facets of Jaguar's mining operations in early 2013.

Commenting on the executive appointment, David Petroff, Jaguar's President and CEO stated, "We are extremely pleased to have Gordon join the Jaguar team.  He has an excellent focus on safety, extensive experience in mine operations, and proven ability to address and resolve operating issues.  Gordon's internationally diversified underground mining experience, combined with strong leadership and management skills make him a superb fit to lead Jaguar through its current turnaround initiative and future expansion."

Mr. Babcock was most recently the Vice President and General Manager for Nyrstar's El Mochito Mine operation in Las Vegas, Honduras.  He has also held various executive positions in South America with Coeur d'Alene Mines and Plata Peru Resources, Inc.  He earned a Bachelor of Science degree with Honors in Mining Engineering from Queens University in Kingston, Ontario, Canada and is a member of the Association of Professional Engineers Ontario, the American Institute of Mining and Metallurgy and the Canadian Institute of Mining and Metallurgy.

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 07:00e 11-DEC-12